

GREAT
AMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati, Ohio 45202-4201

INSURED COPY
234-64-79 - 03

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. **032-32-34 - 03**

Item 1. Name of insured (herein called Insured): Principal Address: **Provident Mutual Funds, Inc.**
N16 W23217 Stone Ridge Dr., Suite 310
Waukesha, WI 53188

Item 2. Bond Period from 12:01 a.m. **08/31/2015** to 12:01 a.m. **09/30/2015** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$600,000	$0
Insuring Agreement (B)-ON PREMISES	$600,000	$5,000
Insuring Agreement (C)-IN TRANSIT	$600,000	$5,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$600,000	$5,000
Insuring Agreement (E)-SECURITIES	$600,000	$5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	Not Covered	N/A
Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (I)-AUDIT EXPENSE	Not Covered	N/A
Insuring Agreement (J)-TELEFACSIMTLE TRANSMISSIONS	$600,000	$5,000
Insuring Agreement (K)UNAUTHORIZED SIGNATURES	$600,000	$5,000
Optional Insuring Agreements and Coverages		
Insuring Agreement (L)-COMPUTER SYSTEMS	600,000	$5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	NIA

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **N/A**

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. **1 & 2**

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) **032-32-34 - 02** such termination or cancellation to be effective as of the time this bond becomes effective.

By: ______________________
(Authorized Representative)

Aggregate limits noted here are an extension of previous limits for policy period 08/31/2014 to 08/31/2015.



ROBERTSON RYAN & ASSOCIATES, INC.

Insurance for
Personal, Commercial,
and Employee Benefits

Invoice #	38815		Page	1 of 1

Account Number	Date
PROVTRU-01	6/25/2015

BALANCE DUE ON
6/25/2015

AMOUNT PAID	Amount Due
	$172.00

PRODUCER
Michael Tagtow

CSR
Todd Looker

Client:
Provident Trust Company

Provident Trust Company
N16 W23217 Stone Ridge Drive
Suite 310
Waukesha, WI 53188

Crime

GREAT AMERICAN INSURAN   PolicyNumber: 032323402   Effective: 08/31/2015 to 09/30/2015

Item #	Trans Eff Date	Due Date	Trans	Description	Amount
419209	8/31/2014	6/25/2015	ENDT	Provident Mutual Funds FI Bond Policy Extension	$172.00

Total Invoice Balance: **$172.00**

Poilicy expiration date extended to 9/30/2015

Provident Mutual Funds, Inc.
Meeting of the Board of Directors
Proposed Resolutions
June 9, 2015

Renewal of Fidelity Bond

WHEREAS, Section 17(g) and Rule 17g-1 under the 1940 Act require a fidelity bond against larceny and embezzlement covering all officers and employees of the Company with access to securities or funds of the Company; and

WHEREAS, Rule 17g-1 requires that such fidelity bond must be in a form and amount (subject to certain specified minimums) as the Board of the Company (including a majority of the independent directors) shall approve after due consideration of all relevant factors, including, the value of the Company's assets, custody arrangements and the nature of the Company's investments.

RESOLVED, that the officers of the Company are authorized to obtain a blanket bond in the amount of $ 600,000 from Great American Insurance Group (effective for the period August 31, 2015 through September 30, 2015) in substantially the form presented at this meeting (or from such other underwriter as the officers of the Company deem comparable and that provides coverage similar to the bond presented); and that the appropriate officers of the Company are authorized to increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act.

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Company to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Company.

FURTHER RESOLVED, that any officer of the Company is authorized to execute and deliver said fidelity bond and to make any and all payments and do any and all other acts, in the name of the Company and on its behalf, as he or she, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolutions.

FURTHER RESOLVED, that the Company's Chief Compliance Officer is designated as the individual responsible for providing and instructing USBFS with the required materials to make the necessary filings and give the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

The policy's effective date is 8/31/15. The policy is effective from 12:01 a.m. on 8/31/15 to 12:01 a.m. on 9/30/15.